Exhibit 99.1

Clearmind Medicine Announces Successful Completion of Treatment and Follow-up for 18 Participants in its Ongoing Phase I/IIa Clinical Trial of CMND-100 for Alcohol Use Disorder

Company completed treatment in four additional participate at its Israel clinical site

Vancouver, Canada, March 30, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the successful completion of treatment and follow-up of 18 participants in its ongoing FDA-approved Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary non-hallucinogenic MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD).

This milestone reflects continued positive progress and strong momentum in the multinational, multicenter study, which is designed to evaluate the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD.

The Company also wishes to announce that four additional participants have been successfully treated at the clinical center in Tel Aviv, further expanding enrollment and demonstrating the operational strength of the Israeli sites in the trial.

“We are very encouraged by the successful completion of treatment and follow-up for these 18 participants, alongside the rapid addition of four more patients at our Tel Aviv center,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “This steady progress across our sites underscores the favorable safety and tolerability profile of CMND-100 and brings us closer to potentially delivering a much-needed innovative therapy for Alcohol Use Disorder.”

The Phase I/IIa clinical trial is being conducted at leading institutions, including Yale University, Johns Hopkins University, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials and potentially delivering a much-needed innovative therapy for Alcohol Use Disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.